HOTCHKIS AND WILEY CAPITAL MANAGEMENT
725 South Figueroa Street, 39th Floor - Los Angeles, California 90017-5439 - Tel 213.430.1000 - Fax 213.430.1001 - www.hwcm.com


May 14, 2008


To the Special Committee of Independent Board Members:
John Barnett, Director
Neil G. Davis, Director
Philip K. Fricke, Director
Manfred Jakszus, Director

c/o MI Developments, Inc.
455 Magna Drive
Aurora, Ontario
Canada
L4G 7K1

Dear Special Committee of Independent Board Members:

As long term, patient shareholders, we would like to share with you our analysis of the value of MI Developments (MID). We believe that if MID were run optimally, the company would be worth $50.81 per share. (See the attached exhibit) Again, we reiterate our desire that you recommend against the proposed reorganization based on the egregious and unnecessary value transfer from existing shareholders to Mr. Stronach.

Sincerely,

/s/ David Green

David Green
Principal and Portfolio Manager

Disclosure Statement
This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investment analyses are proprietary and confidential and generally based on publicly available information (including information obtained from company management). Certain information may have been obtained from proprietary broker-dealer and/or independent third-party research. Information obtained from these sources is considered reliable, but its accuracy or completeness cannot be guaranteed. The research herein is not intended to be, and should not be, relied on for investment advice. Any forecasts and estimates made cannot be guaranteed. The opinions expressed are as of May 14, 2008, and are subject to change and may not be accurate reflections after that date.



                            Exhibit to Letter


VALUE OF REAL ESTATE:

Real Estate Revenues    $186mm
G&A                     $20mm
D&A                     $44mm
Interest Expense        $70.5mm    ($1 billion of debt at LIBOR + 450bps)
                        -------
Pre-Tax Income          $51.5 mm
Taxes                   $10.3mm    (20% tax rate)
                        -------
Net Income              $41.2mm
                        =======

CAPEX                   $0.5mm
AFFO                    $84.7mm    (Net Income + D&A-CAPEX)
AFFO MULTIPLE           12.5x
REAL ESTATE VALUE       $2.059 billion = $1.059b ($84.7mm x 12.5) + $1b
                        (new debt)


OTHER VALUES:

Aurora Land             $55mm
Other Lands             $104mm ($130mm discounted 20%)

Note due from MEC       $255mm
MEC shares              $25mm

Less Existing Debt     ($264mm)
Plus Current Cash       $139mm
                        ------
TOTAL VALUE:            $2.373 billion
                        ==============

Shares Outstanding:     46.7mm
Value per share:        $50.81